Tida Samalapa
Executive Vice President

สนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

NOV 3

12g3-2(b) File No.82-4922

Ref No. CN. 359/2003

October 31, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

03037150

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

11/7

CS023-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Banthoon Lamsam (伍万通)
President and Chief Executive Officer

Ref. No. CN. 2100/2003

October 30, 2003

To : The President,
The Stock Exchange of Thailand

Subject : Notification of the Resolutions of the Board of Directors' Meeting No.11/2546 of KASIKORNBANK PUBLIC COMPANY LIMITED

The Bank issued and offered to sell the Class A Preferred Shares, Subordinated Debentures, cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation (the "**Subordinated Debentures No.1**") in the amount of Baht 19,999,986,300 and the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.2 Due A.D. 2006. (the "**Subordinated Debentures No.2**") in the amount of Baht 20,000,000,000 on January 11, 1999, and the Bank has the right to proceed with the redemption of the Subordinated Debentures No.1 and the Subordinated Debentures No.2 (the "Redemption of Instruments") before the maturity date.

The Bank has obtained approval from the Bank of Thailand to proceed with the early Redemption of Instruments, subject to conditions that the ratio of capital fund to risk assets of the Bank shall not thereby become lower than 9% and that the Bank must comply with the Bank of Thailand's relevant letter. After due consideration of the Bank's capability to comply with such conditions, the economic condition, and the current interest rates, the Meeting of the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED No.11/2546 held on October 30, 2003 has passed resolutions on material issues which can be summarized as follows:

(1) To approve the early redemption of the Subordinated Debentures, cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation and the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.2 Due A.D. 2006, which will be proceeded on January 12, 2004, and to approve any actions pertaining to the Redemption of Instruments and the conversion of the Class A Preferred Shares into ordinary shares in accordance with the Bank's Articles of Association, Terms and Conditions of the Instruments, Agreements and relevant laws;

../2

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

(2) To authorize the Management Committee or the President or any person entrusted by the Management Committee or the President to prescribe the details, procedures and/or methods to proceed with item (1), with the power to revise, amend and/or add any details, procedures, schedule and/or methods of the Redemption of Instruments and any actions in case of the amendment of relevant laws, rules, and/or the relevant regulations or as the governmental authorities consider appropriate, as well as the power to contact, notify, report, execute, and/or deliver documents to the holders of the Class A Preferred Shares, Subordinated Debentures No.1 and/or Subordinated Debentures No.2, the Office of the Securities and Exchange Commission, the Stock Exchange of Thailand or other authorities in relation to the Redemption of Instruments and the conversion of the Class A Preferred Shares into ordinary shares of the Bank.

Please be informed accordingly.

Yours sincerely,

CS010-8-03

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt,Ph.D.
Executive Vice President

Ref. No. TS.049/2003

October 31, 2003

To : The President
The Stock Exchange of Thailand

Subject : Notification of the Additional Information regarding the Resolutions of the Board of Directors' Meeting No. 11/2546 of KASIKORNBANK PUBLIC COMPANY LIMITED

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.11/2546 held on October 30, 2003 has resolved to approve the early redemption of the Subordinated Debentures, cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation and the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.2 Due A.D. 2006 (the **"Redemption of Instruments"**), which will be proceeded on January 12, 2004 and to approve any actions pertaining to the Redemption of Instruments and the conversion of the Class A Preferred Shares into ordinary shares in accordance with the Bank's Articles of Association, Terms and Conditions of the Instruments, Agreements and relevant laws.

The Bank would like to provide the further information about the above instruments as follows :

1. The Class A Preferred Shares and the Subordinated Debentures, cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation in the amount of Baht 19,999,986,300, counted as Tier I Capital.

1.1 Class A Preferred Shares

Type of Preferred Shares	:	Non-cumulative
Face Value	:	Baht 10 per share
Total Number of Shares	:	547,345 shares
Dividend	:	If the Bank has sufficient retained profits and pays a dividend on ordinary shares, the Bank must pay a dividend on the Preferred Shares in the amount of Baht 1 per share per annum. If the Bank does not pay a dividend on ordinary shares, the Bank has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits, or not to pay any dividends.

1.2 Subordinated Debentures, cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation

Type of Debentures	:	Subordinated debentures in name certificate without security
Face Value	:	U.S. $1,000 per unit

.../2...

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand

Tel. +66 2470 1122, +66 2470 1199
Fax +66 2470 3442

Total Number of Debentures	:	547,345 units
Interest	:	23% per annum, effective in Baht denominated. The Bank is required to pay such interest if it would be required to pay dividends on the Preferred Share. If the Bank is not required to pay dividends, the Bank has the option to pay part or all of the interest
Tenor	:	Due upon Liquidation and the Bank may redeem the Debentures prior to the maturity date as specified in the Terms and Conditions.

2. The Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.2 Due A.D. 2006 in the amount of Baht 20,000,000,000, of which Baht 8,000,000,0000 was counted as Tier II Capital on June 30, 2003.

Type of Debentures	:	Subordinated debentures in name certificate without security
Face Value	:	Baht 1,000 per unit
Total Number of Debentures	:	20,000,000,000 units
Interest	:	22.296175% per annum
Tenor	:	7 years and the Bank may redeem the Debentures after five years and upon approval of the Bank of Thailand

Due to the continuous improvement on the Bank's financial performance, which enhances the Bank' s capital significantly, the Bank has planned to early redeem the Instruments without raising new capital to support the redemption. Consequently, the Bank will be able to reduce its cost of funds. After the redemption, the Bank will still be able to maintain its ratio of capital fund to risk assets above the level of 9% required by the Bank of Thailand. In addition, the Bank has prepared adequate liquidity for the aforementioned early redemption process.

Please be informed accordingly,

Yours sincerely,